Exhibit 99.1

Amaya to Appeal Ruling by Kentucky Trial Court in Rare and Controversial Suit Brought Under Arcane 200-Year-Old Commonwealth Law

Montreal, Dec. 24, 2015 – Amaya Inc. (NASDAQ:AYA; TSX: AYA) today announced it will appeal a judgment issued yesterday by a state judge in the Commonwealth of Kentucky and will avail itself of any and all remedies available to it. The litigation was filed by the Commonwealth of Kentucky in 2010 and sought recovery of alleged losses by Kentucky residents who played real-money poker on PokerStars’ website during a period between 2006 and 2011. In the decision, the judge imposed an approximately US$290 million award, which he trebled to approximately US$870 million excluding interest and applicable costs, in favor of the Commonwealth. The latest ruling is in stark contrast to the same trial court’s decision just last month when it determined that damages should be based on the net losses of players. Yesterday’s order applies a methodology that is not grounded in applicable law as it calculates damages based on gross losses of players without any reduction for winnings, bonuses or free play.

“This is a frivolous and egregious misuse of an antiquated state statute to enrich the contingent-fee plaintiff’s attorneys hired by the Commonwealth and not the people of Kentucky,” said Marlon Goldstein, Executive Vice President, Corporate Development and General Counsel of Amaya. “Given that PokerStars only generated gross revenues of approximately US$18 million from Kentucky customers during the five years at issue, a damages award in excess of US$800 million is notable only for its absurdity.”

To bring the action, Kentucky relied on a centuries old statute that was intended to allow individuals who incurred gaming losses to sue their opponents; it was never intended to authorize the Commonwealth to sue and collect such losses for its own benefit. In fact, no other state in the union has brought an action under this type of antiquated statute to recover alleged gaming losses in the name of a state.

Amaya intends to post a bond to stay the enforcement of the order and to appeal in early January. The appeal will, among other arguments, raise factual and legal errors (including violations of the state and federal constitutions) that include, but are not limited to, the trial court’s ruling permitting the Commonwealth to assert standing, its failure to find facts that give rise to the violation of the statute, its clearly erroneous decisions of law, and its failure to properly apply the law to the facts. Amaya will also vigorously challenge the trial court’s calculation of alleged gaming losses, which was based on an improper reading of a 100-year-old leading appellate decision.

Regardless of the dollar amount, to the extent the PokerStars entities may be ultimately obligated to pay any amounts following exhaustion of all appeals and other legal remedies, Amaya intends to seek recovery against the former owners of the PokerStars business.

Amaya has been a leader in promoting the regulation of online gaming in the United States. Earlier this year, following an extensive review, Amaya received approval to begin operating its PokerStars brand in the regulated market of New Jersey, which it plans to launch in the first half of 2016. PokerStars is the world’s most licensed and heavily regulated online gaming brand.

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 97 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig- Holstein in Germany, the Province of Quebec in Canada, and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations and projections related to legal proceedings. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, future plans and strategies, projections, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended September 30, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.